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SEC Mail Processing Section
FEB 27 2020
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enlace Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 Broadway, Suite 1303
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Appelson (646) 344-8990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Stone & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

12700 Park Central Drive, Suite 1400	Dallas	TX	75251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets
FEB 27 2020
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Stuart Appelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enlace Markets, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO / FINOP

Title

SOYONA J MCCALLUM
Notary Public - State of New York
No. 01MC6390330
Qualified in Kings County
My Commission Expires April 15, 2023

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors of Enlace Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Enlace Markets, Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Turner, Stone & Company, LLP

We have served as the Company's auditors since 2018.

February 20, 2020

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

ENLACE MARKETS , INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ENLACE MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash in Bank	$ 27,653
Prepaid expense	1,338
TOTAL ASSETS	$ 28,991

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accrued liabilities	$ 6,907
TOTAL LIABILITIES	6,907
TOTAL LIABILITIES	6,907
COMMITMENTS & CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, par value $1, 100 shares authorized, 10 shares issued and outstanding	10
Additional Paid-in Capital	698,438
Accumulated Deficit	(676,364)
TOTAL STOCKHOLDER'S EQUITY	22,084
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 28,991

The accompanying notes are an integral part of this financial statement.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Organization

Enlace Markets, Inc., (the "Company"), was incorporated in Delaware in February 2006 and is a registered broker-dealer. Enlace USA, Inc., (the "Parent") owns 100% of the common stock. The Company is subject to regulation by the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA").

Description of Business

The Company, located in New York, NY, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i).

Basis of Accounting

The financial statement of the Company has been prepared on the accrual basis of accounting and accordingly reflects all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company will consider accounts receivable to be fully collectible. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues and fees earned by the company in exchange for services provided will be recognized when the Company has completed its contractual obligations and collection is reasonably assured.

In 2018 the Company adopted ASU No. 2014-09 Revenue from contracts with Customers (Topic 606). Revenue from contracts with customers includes commission revenues and fees earned in exchange for services provided. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. For Commission revenue the Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. For fees earned in exchange for services provided revenue will be recognized when the Company has completed its contractual obligations and collection is reasonable assured.

Liquidity and Capital Resources

The Company has funded its operations through capital contributions by its Parent. Management of the company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Pursuant to ASC 740, Income Taxes, deferred income taxes are recognized for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of those assets and liabilities that will result in taxable or deductible amounts in future years. The Company is a member of the Parent consolidated group and elected to be included in the consolidated tax return of Parent (Note A). Currently, there is no formal policy between members of the Parent consolidated group with respect to the reimbursement or payment to or from other members of the group for tax benefits or burdens received or borne by the other group members. Historically, the Company's tax benefit has been utilized by Parent consolidated group so no income tax benefit has been recorded in the accompanying financial statement.

A reconciliation of the Company's income tax benefit at the statutory federal and state rate of 37% to income tax benefit at the Company's effective rate for the year ended December 31, 2019 is as follows:

Tax expense (benefit) at statutory rate	$(31,127)
Benefit utilized by Parent consolidated group	31,127
Income tax benefit	$ -

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statement at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Recent Accounting Pronouncements

During the year ended December 31, 2019 and through February 20, 2020 there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements had or will have a material impact on the Company's financial statement.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statement. The evaluation was performed through February 20, 2020 which is the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statement.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $20,746 which exceeded the minimum requirement of $5,000 by $15,746 The Company's ratio of aggregate indebtedness to net capital was .1665 to 1.

NOTE C – Rule 15c3-3

The Company claims exemption from Rule 15c3-3 under the provisions in Rule 15c3-3(k)(2)(i). The Company meets the identified provisions in Rule 15c3-3(k)(2)(i) throughout their most recent fiscal year ended December 31, 2019.

NOTE D- RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliate, Enlace New York, Inc., that has agreed to pay for expenses incurred that are attributable to the Company for shared employees, office space and overhead. Such expenses are allocated on a reasonable basis, which the Company records monthly as a contribution to capital. These amounts totaled $10,231, including $6,762 for rent, for the year ended December 31, 2019. Parent cash contribution to capital was $67,140 for the year ended December 31, 2019.

NOTE E- COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC450) and Accounting Standards Codification 440 Commitments (ASC440). Management has determined that no significant commitments and contingencies exist as of December 31, 2019.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there were no claims arising or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains insurance that the Company's management believes is adequate to reduce the exposure of insured risks to an acceptable level.

KPMG

KPMG LLP
600 de Maisonneuve Blvd. West
Suite 1500, Tour KPMG
Montréal (Québec) H3A 0A3
Canada

Telephone (514) 840-2100
Fax (514) 840-2187
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES PURSUANT TO SEC RULE 17A-5(E)(4)

To the Board of Directors

Pavilion Global Markets Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019, which were agreed to by Pavilion Global Markets Ltd. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, and noted no difference;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP*

Montréal, Canada

February 26, 2020

*CPA auditor, CA, public accountancy permit No. A133741

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended December 31, 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052850 FINRA DEC
Pavilion Global Markets Ltd.
1250 René-Lévesque West, Suite 4025
Montréal, Québec Canada
H3B 4W8

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Giancarlo Farinacci - 514-227-7718

2. A. General Assessment (item 2e from page 2) $20,741

B. Less payment made with SIPC-6 filed (**exclude interest**) 07/23/2019 Date Paid (11,453)

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 9,288

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $9,288

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $9,288

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pavilion Global Markets Ltd.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 25 day of February, 20 20.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 19,775,351
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	5,557,896
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	389,890
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	5,947,786
2d. SIPC Net Operating Revenues	$ 13,827,565
2e. General Assessment @ .0015	$ 20,741
	(to page 1, line 2.A.)

KPMG LLP
600 de Maisonneuve Blvd. West
Suite 1500, Tour KPMG
Montréal (Québec) H3A 0A3
Canada

Telephone (514) 840-2100
Fax (514) 840-2187
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Pavilion Global Markets Ltd.

We have reviewed management's statements included in the accompanying Pavilion Global Markets Ltd. Exemption Report (the Exemption Report), in which (1) Pavilion Global Markets Ltd. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k) (2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2019 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP*

SEC
Mail Processing
Section
FEB 27 2020
Washington DC
413

Montréal, Canada

February 26, 2020

*CPA auditor, CA, public accountancy permit No. A133741

Pavilion Global Markets Ltd. Exemption Report

Pavilion Global Markets Ltd (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year except as described below:

Despite the fact that the balance in the 15c3-3 account exceeded at all times the amounts payable under commission recapture programs, the Company did not issue checks from the existing separate 15c3-3 bank accounts to pay the customer or the creditor of the customer under the commission recapture program throughout the most recent fiscal year.

Pavilion Global Markets Ltd

I, Giancarlo Farinacci, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer, FINOP, Chief Compliance Officer

February 26, 2020